UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated March 16, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

2

NEWS RELEASE
Enbridge Reaches 10-Year Toll Agreement on Crude Oil Mainline System
CALGARY, Alberta, March 16, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced today that agreement has been reached with shippers on its crude oil mainline system with respect to the principal terms of a 10-year Competitive Toll Settlement (CTS). The CTS remains subject to completion of the definitive settlement agreement, and to approval by the National Energy Board (NEB). The CTS is expected to be filed with the NEB in mid May, accompanied by a support letter from the Canadian Association of Petroleum Producers, and to be effective July 1, 2011.
The CTS covers the local tolls to be charged for service on the Canadian portion of the mainline system held by wholly owned subsidiary Enbridge Pipelines Inc. (EPI), and during the term of the CTS all existing toll agreements on the Canadian system will be superceded. Local tolls for service on the U.S. portion of the system, held by affiliate Enbridge Energy Partners L.P. (EEP) (NYSE: EEP), will not be affected by the CTS and will continue to be established by EEP’s existing toll agreements. The CTS also provides for an International Joint Tariff (IJT) for crude oil shipments originating in Canada on the EPI system, and delivered in the U.S. off the EEP system. The IJT is designed to provide mainline shippers with a stable and competitive long-term toll, preserving and enhancing throughput on both the EPI and EEP systems.
Enbridge President and Chief Executive Officer, Patrick D. Daniel, said the CTS continues Enbridge’s track record of working cooperatively with our shippers to establish win/win toll arrangements which are responsive to their priorities and by so doing provide an opportunity for Enbridge to earn a higher return relative to regulated rates.
“I am very pleased with this settlement,” said Mr. Daniel. “It is very much in the spirit of our cooperative relationship with our shippers, building on 16 prior years of various forms of incentive agreements which delivered value to our shippers and a premium return to Enbridge. I’m particularly pleased with the 10-year term of the agreement as it provides greater certainty for both Enbridge and its customers.”
Mr. Daniel noted that the CTS will enable Enbridge to benefit from the anticipated growth in production from the Alberta oil sands with favourable returns under conservative throughput assumptions. At the same time, the settlement provides a stable and competitive toll to shippers.
“The U.S. Midwest refining market remains a key destination for Western Canada producers. Based on our discussions with shippers, we believe that the toll will provide them with the best producer netbacks and refinery supply costs for barrels moved on our system relative to competing alternatives. By doing so, the CTS will preserve and enhance throughput on both the Enbridge Pipelines Canadian mainline system, and the Enbridge Energy Partners U.S. system.”

Mr. Daniel further noted that Enbridge will work closely with shippers to capture value from the flexibility the CTS provides to support further extensions off the mainline system to new markets. This can be accomplished by providing a lower toll service to the new market relative to what the sum of the local tolls to that market would otherwise be.
Under the terms of the CTS, the initial Canadian local toll will be based on the 2011 Incentive Tolling Settlement recently filed with the NEB. The Canadian local toll will then be adjusted by 75% of the Canadian GDPP inflation index for the remaining 9 years of the settlement. The local tolls on the U.S. portion of the system will continue to be established by EEP’s existing agreements.
The initial IJT will be US $3.85 per barrel of heavy crude oil from Hardisty, Alberta to Chicago, Illinois. The tolls for other receipt and delivery points will be based on the $3.85 adjusted for relative distances and commodity types. The IJT will then be adjusted by 75% of the Canadian GDPP inflation index for the remaining 9 years of the settlement. The IJT toll revenue will be allocated first to EEP such that EEP will receive an amount of revenue per barrel transported equal to its applicable local toll, with the remainder of the revenue allocated to EPI.
The CTS will include provisions that allow for the Canadian local toll and the IJT to be adjusted upwards in certain circumstances with the agreement of the shippers. Upward adjustment or surcharges could occur in the event that capital expenditures are required to provide additional facilities requested by shippers which do not generate sufficient incremental revenues to Enbridge under the IJT to provide an adequate return on the capital invested. The Canadian local toll and IJT would also be adjusted upward in the event of a material change in Canadian or U.S. pipeline regulations which require an increase in annual operating costs of more than $10 million per year or an increase in integrity capital costs of more than $100 million over the term of the settlement, subject to shipper approval for the capital adjustment.
If at any time prior to December 31, 2014 the throughput on the mainline system at Gretna falls below 1,250,000 bpd based on a 9 month rolling average, and thereafter if it falls below 1,350,000 bpd, the CTS terms would be renegotiated or, if settlement is not reached, Enbridge could complete a new toll filing with the NEB. It is anticipated that any material change in business circumstances, will result in negotiations to amend the settlement agreement. If new terms are not reached, the IJT would cease to exist and Canadian local tolls would revert to existing toll agreements where applicable, and otherwise a cost of service filing would be completed, which would entail a related hearing.
More complete details of the CTS will be available in the definitive settlement agreement to be filed with the NEB in mid May.
Conference Call
Enbridge will hold a conference call on Thursday, March 17, 2011 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the CTS. Analysts, members of the media and other interested parties can access the call at +617-597-5376 or toll-free at 1-866-510-0707 using the access code of 48152414. The call will be audio webcast live at www.enbridge.com/investor.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 89219238.

The conference call will begin with a presentation by the Company’s Chief Executive Officer, President, Liquids Pipelines and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Guy Jarvis Investment Community (403) 231-5719 Email: guy.jarvis@enbridge.com